# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ads-Tec Energy Public Ltd Co, CIK 0001879248
CUSIP: G0085J117
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 10 EARLSFORT TERRACE, DUBLIN 2, DUBLIN, Ireland (L2), D02 T380
Date of event which requires filing of this statement: 06/30/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001218961
Persons authorized to receive notices and communications: Patrick Moroney, 73 Arch Street, Greenwich, Connecticut (CT), 06830, 203-983-4470

## Reporting persons
- LUCERNE CAPITAL MANAGEMENT LP (CIK 0001218961): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,232,220; shared voting power 1,429,994; sole dispositive power 11,232,220; shared dispositive power 1,429,994; aggregate amount beneficially owned 12,662,214 (20.5% of the class)
- Pieter Taselaar: type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 12,662,214; sole dispositive power 0; shared dispositive power 12,662,214; aggregate amount beneficially owned 12,662,214 (20.5% of the class)
- Matheus Hovers: type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 12,662,214; sole dispositive power 0; shared dispositive power 12,662,214; aggregate amount beneficially owned 12,662,214 (20.5% of the class)
- Jonathan Copplestone: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 12,662,214; sole dispositive power 0; shared dispositive power 12,662,214; aggregate amount beneficially owned 12,662,214 (20.5% of the class)
- Patrick Moroney: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 12,662,214; sole dispositive power 0; shared dispositive power 12,662,214; aggregate amount beneficially owned 12,662,214 (20.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: Ads-Tec Energy Public Ltd Co
Address of issuer's principal executive offices: 10 EARLSFORT TERRACE, DUBLIN 2, DUBLIN, Ireland (L2), D02 T380
Comment: This Schedule 13D is being filed by Lucerne Capital Management LP ("LCM"), Pieter Taselaar, Matheus Hovers, Jonathan Copplestone and Patrick Moroney (each a "Reporting Person" and together, the "Reporting Persons") pursuant to Rule 13d-1(f) and supersedes the Schedule 13G originally filed by the Reporting Persons on June 30, 2023, as amended.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Lucerne Capital Management LP, an investment advisor to private funds including The Lucerne Capital Master Fund, L.P., The Lucerne Capital Special Opportunity Fund, Ltd., The Lucerne Capital Nordic Master Fund, Ltd. and The Lucerne European Opportunities (US) Fund, LP; by Pieter Taselaar and Matheus Hovers, individuals who control Lucerne Capital Management LP; and Jonathan Copplestone and Patrick Moroney, individuals affiliated with Lucerne Capital Management LP.
Residence or business address: The address of each of the Reporting Persons is: 73 Arch Street, 3rd Floor Greenwich, CT 06830
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See the cover page of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 10, 2021, the Issuer entered into a business combination agreement with European Sustainable Growth Acquisition Corp. ("EUSG"). In connection with the closing of the business combination, (i) certain Reporting Persons received Common Shares and Warrants to purchase Common Shares of the Issuer in exchange for securities of EUSG that they had previously held and (ii) certain Reporting Persons participated in a private placement transaction pursuant to which they acquired additional Common Shares.

In May and August of 2023 and in August of 2024, certain of the Reporting Persons participated in secured lending transactions with the Issuer and its subsidiaries as borrowers and guarantors. The secured loans bear interest at an interest rate of 10% per annum. The May 2023 loan was repaid in full and the August 2023 and August 2024 loans mature on August 31, 2026.

In connection with the May 2023 loan, the relevant Reporting Persons also acquired warrants to purchase Common Shares with an exercise price of $3.00 per Common Share. These warrants are currently exercisable and expire on August 31, 2025.

In connection with the August 2023 loan, the relevant Reporting Persons also acquired warrants to purchase Common Shares with an exercise price of $6.20 per Common Share. These warrants are currently exercisable and expire on August 26, 2026. In connection with an extension of the maturity of the August 2023 loan, the relevant Reporting Persons also acquired additional warrants to purchase Common Shares with an exercise price of $6.20 per Common Share. These warrants become exercisable August 26, 2025 and expire on August 26, 2026.

In connection with the August 2024 loan, the relevant Reporting Persons also acquired additional warrants to purchase Common Shares with an exercise price of $6.20 per Common Share. These warrants become exercisable August 26, 2025 and expire on August 26, 2026.

For more information regarding the transactions described above, see the forms of the related documents included as exhibits to this Schedule 13D. See Item 7.

The Common Shares beneficially owned by the Reporting Persons also includes Common Shares purchased from time to time in the open market.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons have acquired the securities reported in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. As such, the Reporting Persons may, depending on the Issuer's performance and other market conditions, increase or decrease their investment position. The Reporting Persons may, from time to time, make additional acquisitions of Common Shares or other securities of the Issuer either in the open market or in privately negotiated transactions, including transactions directly with the Issuer, depending upon their evaluation of the Issuer's business, prospects, financial condition and results of operations, the market for the Common Shares or other securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Shares or other securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, including the Common Shares. Any actions the Reporting Persons might undertake may be made at any time, and from time to time, without prior notice, and will be dependent upon their review of numerous factors, including but not limited to, an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Consistent with the Reporting Persons' investment purposes, they may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the Issuer's board of directors and may make suggestions or proposals concerning the Issuer's operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Rows 11 and 13 of the cover page for each Reporting Person. Common Shares beneficially owned includes Common Shares underlying warrants that may be exercised within the next 60 days. Percentage beneficial ownership is based on 53,876,307 Ordinary Shares outstanding as of March 12, 2025, as reported in the Issuer's Prospectus dated March 26, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Rows 7 to 10 of the cover page for each reporting person.
Transactions in the class effected during the past sixty days: See Annex A.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 3.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Form of Subscription Agreement by and between European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC and the subscribers named therein (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-260312).
https://www.sec.gov/Archives/edgar/data/1832505/000121390021053157/ff42021ex10-9_adstecheuro.htm

2. Form of Amended and Restated 2023 Promissory Note, dated April 30, 2025 (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by the Issuer on May 1, 2025).
https://www.sec.gov/Archives/edgar/data/1879248/000121390025038518/ea024041801ex10-3_adstec.htm

3. Form of Amended and Restated 2024 Promissory Note, dated April 30, 2025 (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by the Issuer on May 1, 2025).
https://www.sec.gov/Archives/edgar/data/1879248/000121390025038518/ea024041801ex10-4_adstec.htm

4. Form of Amended and Restated 2023 Warrant, dated April 30, 2025 (incorporated by reference to Exhibit 10.5 to the Form 6-K filed by the Issuer on May 1, 2025).
https://www.sec.gov/Archives/edgar/data/1879248/000121390025038518/ea024041801ex10-5_adstec.htm

5. Form of 2024 Warrant, dated August 26, 2024 (incorporated by reference to Exhibit 10.5 to the Form 6-K filed by the Issuer on August 30, 2024).
https://www.sec.gov/Archives/edgar/data/1879248/000121390024074563/ea021290001ex10-5_adstec.htm

6. Amended German Guarantee Agreement, dated August 26, 2024 (incorporated by reference to Exhibit 10.6 to the Form 6-K filed by the Issuer on August 30, 2024).
https://www.sec.gov/Archives/edgar/data/1879248/000121390024074563/ea021290001ex10-6_adstec.htm

7. Guarantee Agreement, Dated August 26, 2024 (incorporated by reference to Exhibit 10.8 to the Form 6-K filed by the Issuer on August 30, 2024).
https://www.sec.gov/Archives/edgar/data/1879248/000121390024074563/ea021290001ex10-8_adstec.htm

8. Amended Security Agreement, dated August 26, 2024 (incorporated by reference to Exhibit 10.7 to the Form 6-K filed by the Issuer on August 30, 2024).
https://www.sec.gov/Archives/edgar/data/1879248/000121390024074563/ea021290001ex10-7_adstec.htm

9. 2024 Security Agreement, dated August 26, 2024 (incorporated by reference to Exhibit 10.9 to the Form 6-K filed by the Issuer on August 30, 2024).
https://www.sec.gov/Archives/edgar/data/1879248/000121390024074563/ea021290001ex10-9_adstec.htm

10. Annex A - Open Market Purchases

## Signatures
- LUCERNE CAPITAL MANAGEMENT LP: /s/ Patrick Moroney, Patrick Moroney, Chief Operating Officer (07/09/2025)
- Pieter Taselaar: /s/ Pieter Taselaar, Pieter Taselaar (07/09/2025)
- Matheus Hovers: /s/ Matheus Hovers, Matheus Hovers (07/09/2025)
- Jonathan Copplestone: /s/ Jonathan Copplestone, Jonathan Copplestone (07/09/2025)
- Patrick Moroney: /s/ Patrick Moroney, Patrick Moroney (07/09/2025)